Mail Stop 0308
      June 1, 2005

James J. Bender
General Counsel
Williams Partners L.P.
One Williams Center
Tulsa, Oklahoma 74172-0172

      Re:	Williams Partners L.P.
		Registration Statement on Form S-1
      Filed May 2, 2005
		File No. 333-124517

Dear Mr. Bender:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range. Since we may have additional comments once you provide this information, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.
2. We note that the net proceeds from any exercise of the underwriters` over-allotment option will be used to redeem an equal number of units from affiliates of your general partner. It appears that doing so would render those affiliates selling security holders in this offering. Please revise or advise.

Prospectus cover page
3. Please delete the fourth and fifth sentences in the first full paragraph. Stating your expected distribution rate is not required by Item 501 of Regulation S-K and otherwise is not appropriate for cover page disclosure.
4. Please revise to eliminate the defined term NGL from the cover page and throughout the forepart of the prospectus.
5. It appears that you will include some picture or graphics on the gatefold. Prior to the printing and distribution of the preliminary prospectus, please provide us with a copy of all artwork and graphics, and any accompanying captions you intend to use.

Prospectus Summary, page 1

Williams Partners L.P., page 1
6. Please revise to avoid the use of industry jargon such "fractionating" in the summary.

Management of Williams Partners L.P., page 5
7. You state that your general partner will not receive any management fee or other compensation "in connection with its management of [y]our business." Please make clear whether it will receive any fees or other compensation in connection with this offering.

Use of Proceeds, page 31
8. We note that you will use most proceeds to repay advances from Williams. It appears that these advances constitute debt for which disclosure required by Instruction 4 to Item 504 applies. Please revise or advise.

Dilution, page 33
9. We note that net tangible book value in your "pro forma net tangible book value per common unit before the offering" calculation assumes that the Contributed Assets have been transferred to the Limited Partnership and your advances from The Williams Companies have been forgiven. Please expand on footnote (a) to the table to quantify the amount of the debt forgiveness and to clearly describe why you have included the debt forgiveness in the calculation.

Cash Distribution Policy, page 34
10. Given that you are a new registrant and this offering conveys to potential investors that your initial quarterly distribution will be
$0.37 per unit - an amount which appears to represent substantially all your available cash - we believe that you should provide a more detailed discussion about the policy and provide support for the stated distribution amount. Please accordingly revise this section, the Cash Available for Distribution section, and Appendix D. The revisions should clearly and fully convey:

* the background and effect of the cash distribution policy, including the initial distribution rate;
* your estimated cash available to pay distributions over the next four quarters;
* whether historically you had sufficient available cash to pay the stated distribution amount; and
* any assumptions and considerations related to the preceding disclosure.

Selected Historical and Pro Forma Combined Financial and Operating
Data, page 46
11. We note that you present separate EBITDA measures for Williams Partners Predecessor and Discovery Producer Services. We further note that you exclude the Discovery impairment charge, Discovery equity earnings/losses, and the cumulative effect of change in accounting principle from your EBITDA measures. Please note that "earnings" in EBITDA is intended to mean "net income" as presented in the statement of operations under GAAP. Measures that are calculated differently than those described as EBITDA should not be characterized as "EBIDTA." Instead, the titles of these measures should clearly identify the earnings measure being used and all adjustments. In this regard, as the equity earnings/losses of Discovery and the impairment of your Discovery investment are already included in the financial results of Williams Partners Predecessor under GAAP, please justify your presentation of separate EBITDA measures. Please ensure you address how you determined that separate
EBITDA measures are more meaningful to your investors than a single consolidated measure. In your current presentation, the Discovery impairment charge is excluded from both EBITDA calculations despite its inclusion in your Predecessor financial statements. If you still believe that separate presentation of the EBITDA measures is appropriate, please further tell us how you determined it was appropriate to exclude each of the aforementioned items in your EBITDA calculations. Please note that Item 10(e)(1)(ii)(B) of Regulation S-K prohibits adjusting a non-GAAP performance measure to eliminate items identified as non-recurring, infrequent or unusual.

Management`s Discussion and Analysis, page 51
12. Please note that Item 303(a)(3)(ii) of Regulation S-K requires, as applicable, a discussion of any known trends or uncertainties that may materially affect your business or operations. Please expand this section to discuss in reasonable detail any known material trends and uncertainties that will have or are reasonably likely to have a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, if relevant, you may discuss the evolving trends in the production of natural gas, the natural gas and oil prices, the nature of your competition, the consumer demands for natural gas liquids in the geographical markets where you operate, and so on. In doing so, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, discuss in reasonable detail:
* economic or industry-wide factors relevant to your company, and
* material opportunities, challenges, and risks in short and long term and the actions you are taking to address them.
  	Please refer to SEC Release No. 33-8350.

Results of Operations, page 58
13. We note that the segment footnote of your Williams Partners Predecessor financial statements includes an allocated general and administrative expenses line item for each fiscal year presented. Please tell us why the year-to-year change and nature of these allocated items are not described in your Management`s Discussion and
Analysis. For instance, we note that the allocated G&A costs increased from approximately $1.4 million in fiscal year 2003 to approximately $2.1 million in fiscal year 2004.
14. Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you indicate on page 58 that your investment in Discovery had experienced an other than temporary decline in value resulting in an impairment charge in 2004. Your instruction to refer to Discovery`s results of operations does not provide any additional insight into the causes of this impairment charge. Similarly, you indicate on page 59 that the decrease in Carbonate Trend revenues from fiscal year 2003 to 2004 is primarily due to a decline in gathering volumes. A discussion of the relevant factors and trends that led to the decline in gathering volumes would be beneficial to the reader. See SEC Release No. 33-
8350 and also prior comment 12.

Liquidity and Capital Resources, page 63
15. Please ensure your discussion and analysis of cash flows on page
64 is not merely a recitation of changes evident from the financial statements. For example, you mention that the decrease in net cash provided by operating activities of Williams Partners Predecessor was partially offset by changes in working capital. Please provide analysis explaining the underlying reasons for the material fluctuations in any contributing working capital balances, such as accounts payable.

Contractual Cash Obligations and Contingencies, page 66
16. Please revise your table of contractual obligations to include your advances from affiliates and all long-term liabilities recorded on your balance sheet at December 31, 2004. You should disclose the anticipated payoff and forgiveness of the advances in a footnote to the table.

Business, page 69
17. We note your use of various statistics and data throughout this section. For each statistic or data, please tell us whether this source is publicly available. If it was prepared especially for you, file a consent for that industry source. Additionally, provide us with annotated copies of the cited materials as support.

Employees, page 97
18. Your use of the phrase "direct support" is unclear. Please revise to more clearly articulate the number of persons you employ.

Management, page 98

Executive Compensation, page 99
19. We note that you have not provided information as to executive compensation paid by your general partner, including the summary of compensation table and the option grants table, apparently because you and the general partner have only recently been formed. Given that your business previously was operated by your sponsor The Williams Companies and senior officers of your general partner are also that of The Williams Companies, it appears that to provide meaningful disclosure you should revise to provide the Item 402 compensation information paid by The Williams Companies relevant to you.

Certain Relationships and Related Transactions, page 103
20. It appears your should provide Item 404 disclosure here relative to The Williams Companies. Please refer to the immediately prior comment.

Conflicts of Interest and Fiduciary Duties, page 107

Conflicts of Interests, page 107
21. It appears that your general partner may make certain decisions without others` approval. Please specify all decisions or types of decisions your general partner is entitled to make in its sole discretion. In addition, if there is any appreciable likelihood that you general partner would exercise its power to withhold its consent to an assignee requesting admission as a substituted limited partner, as described on pages 113-114, please include an appropriate risk factor discussing the negative impact on liquidity of such a power of your general partner.

Underwriting, page 145

Lock-up Agreements, page 146
22. With respect to the lock-up agreements to which you refer, please disclose whether Lehman Brothers Inc. may allow, on certain circumstances, a transaction prohibited by those agreements, and if so, discuss all factors it will consider before granting its consent.
Electronic Distribution, page 147
23. We note your disclosure regarding electronic distribution. Please identify specifically any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the units and describe their procedures to us. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.
In your discussion of your procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular, describe:

* the communications used;
* the availability of the preliminary prospectus;
* the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and
* the manner and timing of funding of an account and payment of the purchase price.
In addition, please tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Also provide us with copies of all information concerning your company or prospectus that has appeared on that website. Again, if you subsequently enter into any of these arrangements, promptly supplement your response. Financial Statements

Age of Financial Statements
24. Please update your Williams Partners Predecessor, Discovery
Producer Services LLC, and Williams Partners L.P. pro forma financial statements for the most recent interim period in accordance with the applicable standards of Regulation S-X.

Unaudited Williams Partners L.P. Pro Forma Financial Statements

Unaudited Pro Forma Statement of Operations, page F-4
25. We note that you intend to make quarterly distributions to holders of your common and subordinated units in the manner described on page 7. Please tell us how you intend to present earnings per unit figures for the limited partnership in future filings. In your response, please tell us how you considered presentation of the two-class EPS method, as described in paragraphs 60-61 and Illustration 6 of SFAS 128, including how you determined that method was or was not appropriate. Please apply the method you intend to use going forward to the pro forma EPU figure you present on your pro forma statement of operations.

Williams Partners Predecessor Combined Financial Statements

Combined Statements of Cash Flows, page F-12
26. We note that your advances from affiliates line item is shown net. SFAS 95 does not permit the netting of cash repayments and borrowings unless certain criteria in paragraph 13 of the standard are met. Please revise your filing accordingly or tell us why you believe your presentation is appropriate.


Note 10. Commitments and Contingencies, page F-20
27. You disclose that you are a participant in certain environmental remediation activities. To the extent it is reasonably possible you will incur losses in excess of recorded amounts related to these matters, please provide the applicable disclosures in accordance with
SFAS 5, including the amount or range of reasonably possible losses in excess of recorded amounts. Alternatively, if no amount of loss in excess of recorded amounts is believed to be reasonably possible, please state this in your disclosure. Please note that the term reasonably possible, as described in paragraph .160 of SOP 96-1, spans a significant range starting from remote and ending with probable. See also the guidance provided in SAB Topic 5-Y.

Undertakings, page II-2
28. Please provide the applicable undertakings required by Item 20 of
Industry Guide 5, or explain to us why you do not provide them.
See
Section II.B.2.a of Securities Act Release No. 33-6900.

Exhibits
29. Please file all required exhibits, such as the underwriting agreement and the legality and tax opinions, in a timely manner so that we may have time to review them before you request effectiveness of your registration statement.

*****

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the
Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Andrew Blume, Staff Accountant, at (202) 551-3254, or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at
(202) 551-3333, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me at (202) 551-3720 with any other questions.

      Sincerely,


      H. Christopher Owings
      Assistant Director

cc:	Robert V. Jewell, Esq.
	Andrews Kurth LLP
	Fax:  (713) 220-4285
??

??

??

??

James J. Bender
Williams Partners L.P.
June 1, 2005
Page 9